UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BOSTON OMAHA CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

May 15, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101044105	13G

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 238 Plan Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,330,472
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,330,472
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,472
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12.	TYPE OF REPORTING PERSON* OO

Page 2 of 7 Pages

CUSIP No. 101044105	SCHEDULE 13G

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Massachusetts Institute of Technology
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,330,472
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,330,472
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,472
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12.	TYPE OF REPORTING PERSON* CO

Page 3 of 7 Pages

CUSIP No. 101044105	SCHEDULE 13G

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Boston Omaha Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 292 Newbury Street, Suite 333, Boston, Massachusetts 02115.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of 238 Plan Associates LLC (“238 Plan Associates”) and Massachusetts Institute of Technology through its division, MIT Investment Management Company (“MIT”). MIT is the non-member manager of 238 Plan Associates. The two members of 238 Plan Associates are MIT Basic Retirement Plan Trust and the MIT Welfare Benefit Plan Trust, each of which is an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to the provisions of ERISA. The shares reported in this Schedule 13G (the “Shares”) are held directly by Magnolia BOC II, LP, of which 238 Plan Associates is a limited partner. Through MITIMCo, MIT has the power to direct the voting and disposition of the Shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of 238 Plan Associates is 238 Main Street, Suite 200, Cambridge, MA 02142.

The principal business address of MIT is 77 Massachusetts Avenue, Cambridge, MA 02139

Item 2(c).	Citizenship

Each of 238 Plan Associates and MIT is organized under the laws of Massachusetts.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.001 (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 101044105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: n/a

Page 4 of 7 Pages

CUSIP No. 101044105	SCHEDULE 13G

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the date of the filing of this report, 238 Plan Associates may be deemed to have voting and dispositive power over 1,330,472 shares of Common Stock, and MIT, by virtue of its position as the non-member manager of 238 Plan Associates, may be deemed to have voting and dispositive power over all such Shares.

Item 4(b).	Percent of Class

As of the date of the filing of this report, the Shares represented 6.4% of the total outstanding shares of Common Stock. The percent of class was calculated based on 20,666,017 shares of Common Stock outstanding as of May 15, 2018, as disclosed in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 15, 2018.

Item 4(c).	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
238 Plan Associates	1,330,472	-0-	1,330,472	-0-
MIT	1,330,472	-0-	1,330,472	-0-

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as described in this report, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Shares.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Filing Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the reporting persons certify that, to the best of their knowledge and belief, the Shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 7 Pages

CUSIP No. 101044105	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

238 Plan Associates LLC

By:	/s/ Seth Alexander
Name: Seth Alexander
Title: President

Massachusetts Institute of Technology

By:	/s/ Seth Alexander
Name: Seth Alexander
Title: President of MIT Investment Management Company, authorized signatory

Page 6 of 7 Pages

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 25, 2018

238 Plan Associates LLC

By:	/s/ Seth Alexander
Name: Seth Alexander
Title: President

Massachusetts Institute of Technology

By:	/s/ Seth Alexander
Name: Seth Alexander
Title: President of MIT Investment Management Company, authorized signatory